January 26, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.   20549

Attention: Andrew Mew, Accounting Branch Chief

Re:	Crown Equity Holdings Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Amendment No. 2 to Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended September 30, 2010, filed December 14, 2010
File No. 000-29935

Dear Mr. Mew:

In response to your letter of January 11, 2011 regarding the above-referenced issuer, Crown Equity Holdings Inc. (the "Company"), please be advised that the Company is requesting an extension of time to respond to your comment letter.  In connection with its request, the undersigned contacted and discussed the extension with Angie Kim, Attorney Advisor for the Commission, and she indicated that an extension to respond to the comment letter, up to and including, February 1, 2011 is acceptable.   The Company will file its response by that date.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
Claudia J. McDowell
/CJM

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com